Exhibit 99.1

ACUITYADS ANNOUNCES APPOINTMENT OF INTERIM CHIEF FINANCIAL OFFICER

TORONTO – September 21, 2021 – AcuityAds Holdings Inc. (TSX:AT, NASDAQ:ATY) (“AcuityAds” or the “Company”), the technology leader in consumer journey based advertising automation, today announced the appointment of Tatiana Kresling as Interim Chief Financial Officer, succeeding Jonathan Pollack who is retiring from the Company in accordance with his previously announced plans. Mr. Pollack has agreed to remain available to the Company in an advisory role to ensure a smooth transition.

Ms. Kresling has served as Executive Vice President of Finance at AcuityAds for the past three years.  Previously, she held senior-level finance positions at several private companies. Ms. Kresling has over 20 years of professional experience and holds both a master’s degree in finance and a CPA designation.

As previously disclosed, the Company is conducting a search to identify a permanent chief financial officer. The Company expects this search to be completed this calendar year.

About AcuityAds

AcuityAds is a leading technology company that provides marketers a powerful and holistic solution for digital advertising across all ad formats and screens to amplify reach and Share of Attention throughout the customer journey. Via its unique, data-driven insights, real-time analytics and industry-leading activation platform based on proprietary Artificial Intelligence technology, AcuityAds leverages an integrated ecosystem of partners for data, inventory, brand safety and fraud prevention, offering unparalleled, trusted solutions that the most demanding marketers require to be successful in the digital era.

AcuityAds is headquartered in Toronto with offices throughout Canada, the U.S., Europe, and Latin America. For more information, visit AcuityAds.com.

For further information, please contact:

Babak Pedram Investor Relations – Canada Virtus Advisory Group Inc. 416-644-5081 bpedram@virtusadvisory.com	David Hanover Investor Relations – U.S. KCSA Strategic Communications 212-896-1220 dhanover@kcsa.com
Kate Tumino Public Relations KCSA Strategic Communications 212-896-1252 ktumino@kcsa.com

Disclaimer in Regards to Forward-Looking Statements

Certain statements included herein constitute “forward-looking statements” within the meaning of applicable securities laws. These statements may relate to the Company’s future financial outlook, financial position, anticipated events, results, success of its work from home policies, the Company’s strategy with respect to the illumin platform, the timing of completion of our search for a permanent chief financial officer, or the effect of the COVID-19 pandemic on the Company’s business and operations. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Also, given the evolving circumstances surrounding the COVID-19 pandemic, it is difficult to predict how significant the adverse impact of the pandemic will be on the global and domestic economy, the business, operations and financial position of the Company’s clients and the business, operations and financial position of the Company. Investors are cautioned not to put undue reliance on forward-looking statements. Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the "Risk Factors" section of the Company's Annual Information Form dated March 1, 2021 for the fiscal year ended December 31, 2020 (the "AIF") and the Company’s Management Discussion and Analysis for the three and six months ended June 30, 2021 dated August 10, 2021 (the “MD&A”). A copy of the AIF, MD&A and the Company's other publicly filed documents can be accessed under the Company's profile on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. In addition, the effects of COVID-19, including the duration, spread and severity of the pandemic, create additional risks and uncertainties for the Company. In particular, the impact of the virus and government authorities’ and public health officials’ responses thereto may affect: the Company’s actual results, performance, prospects or opportunities; domestic and global credit and capital markets and its ability to access capital on favourable terms, or at all; and the health and safety of its employees. The Company cautions that the list of risk factors and uncertainties described in the AIF and the MD&A are not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information.

Except as required by law, AcuityAds does not intend, and undertakes no obligation, to update any forward-looking statement to reflect, in particular, new information or future events.